[redacted]

C M

SECURITI 09056657 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Bridge Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Spear Street, 21st Floor
(No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Buckley (415) 227-9890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

OATH OR AFFIRMATION

I, Kirk Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gold Bridge Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

1/30/07

Title

Notary Public

GAIL C. LIEBERMAN
COMM. #1815808
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires Oct. 3, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors and Members of
Gold Bridge Capital, LLC:

We have audited the accompanying statement of financial condition of Gold Bridge Capital, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Bridge Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 24, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Gold Bridge Capital, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 130,727
Accounts receivable, net	5,217,408
Property and equipment, net	43,715
Prepaid expenses	66,980
Deposits	87,237
Total assets	$ 5,546,067

Liabilities and Members' Equity

Liabilities	
Accounts payable & accrued expenses	$ 39,427
Accrued salary, bonus & commission, net	204,771
Deferred revenue	650
Related party accounts payable	12,933
Total liabilities	257,781
Members' equity	5,288,286
Total liabilities and members' equity	$ 5,546,067

The accompanying notes are an integral part of these financial statements.

Gold Bridge Capital, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Consulting fees	$ 2,526,667
Placement fees	6,650,138
Interest	7,615
Other income	161,400
Total revenues	9,345,820
Expenses	
Employee compensation & benefits	1,040,085
Communications	30,126
Interest expense	464
Occupancy expense	329,138
Professional fees	104,185
Taxes, licenses and fees, other than income taxes	10,069
Other operating expenses	333,948
Total expenses	1,848,015
Net income (loss) before income tax provision	7,497,805
Income tax provision	12,590
Net income (loss)	$ 7,485,215

The accompanying notes are an integral part of these financial statements.

Gold Bridge Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2008

	Members' Equity
Balance at December 31, 2007	$ 1,791,908
Additional paid-in capital	45,000
Distributions	(4,033,837)
Net income (loss)	7,485,215
Balance at December 31, 2008	$ 5,288,286

The accompanying notes are an integral part of these financial statements.

Gold Bridge Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 7,485,215
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 11,316	
(Gain) loss on disposal of assets	8,550	
(Increase) decrease in:		
Accounts receivable, net	(3,550,505)	
Prepaid expenses	(48,946)	
Deposits	(31,867)	
(Decrease) increase in:		
Accounts payable & accrued expenses	(6,851)	
Accrued salary, bonus and commission, net	204,771	
Deferred revenue	650	
Related party accounts payable	12,933	
Total adjustments		(3,399,949)
Net cash and cash equivalents provided by (used in) operating activities		4,085,266
Cash flows from investing activities:		
Purchase of property and equipment	(27,294)	
Net cash and cash equivalents provided by (used in) investing activities		(27,294)
Cash flows from financing activities:		
Additional paid-in capital	45,000	
Distributions	(4,033,837)	
Net cash and cash equivalents provided by (used in) financing activities		(3,988,837)
Net increase (decrease) in cash and cash equivalents		69,135
Cash and cash equivalents at beginning of year		61,592
Cash and cash equivalents at end of year		$ 130,727

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$ 464
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Gold Bridge Capital, LLC (the "Company"), incorporated in the state of California on October 11, 2005, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company was accepted as a member of FINRA on October 23, 2006 and began activities on November 1, 2006.

The Company operates as a private placement agency that assists money managers in navigating the investment processes of public pension systems throughout the United States.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers cash deposits held by its bank with original terms to maturity of less than three months to be cash equivalents.

Accounts receivable are established during the normal course of business and are charged off against earnings in the statement of operations in the period in which they are deemed to no longer be collectible.

The Company recognizes consulting fee income as earned over terms ranging from one time fees up to three year terms as specified in contracts with its clients. Consulting fees are based on specific dollar amounts in contracts.

The Company recognizes placement fee income when contracts have been signed by both the Company and the client and investors have completed their capital investment(s) in the client's fund(s). Placement fees are based upon a percentage of the amount of capital placed, ranging from 40 to 150 "basis points" (one-hundredth of one percent) of those amounts.

The Company presents its accounts receivable and the related bonus and commissions payable at their fair value. Under Statements of Financial Accounting Standards ("SFAS") 157, the Company treats fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a partnership for federal tax purposes, in accordance with limited liability rules. All tax effects of the Company's income or loss are passed through to the members, therefore no federal tax provision has been provided. However, the Company is subject to a minimum tax and gross receipts fee in California for limited liability companies.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 43,049	7
Computer equipment	10,701	3
Telephone equipment	6,300	3
	60,050	
Less: accumulated depreciation	(16,335)	
Property and equipment, net	$ 43,715	

Depreciation expense for the year ended December 31, 2008, was $11,316.

Note 3: RELATED PARTY TRANSACTIONS

Pursuant to multiple lease and service agreements expiring December 31, 2009, the Company pays rent for a corporate apartment and various operating expenses to related parties. Under these agreements for the year ended December 31, 2008, rent expense and operating expense was $86,097 and $78,456, respectively.

Note 4: COMMITMENT AND CONTINGENCIES

Contingencies

The Company maintains a bank account at a financial institution. This account is insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

Note 4: COMMITMENT AND CONTINGENCIES (Continued)

At times during the year ended December 31, 2008, cash balances held in the financial institution were in excess of the FDIC insured limit. The Company has not experienced any losses in this account and management believes that it has placed its cash on deposit with a financial institution which is financially stable.

Commitments

The Company's current lease agreements expire at various times between April 30, 2009 and October 31, 2015. Rent expense under these agreements for the year ended December 31, 2008, was $265,939.

Year Ending December 31,	
2009	$ 248,898
2010	147,072
2011	148,036
2012	127,016
2013	113,353
2014 and thereafter	214,482
Total	$ 998,857

In addition, the Company has subleased office space. For the year ended December 31, 2008, income from this sublease agreement amounted to $61,553, which was reported in other income in the statement of operations. Future rental income for the subleased office for the period January 1, 2009 to March 31, 2009, is projected to be $15,500.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1)is subject to a limited liability company gross receipts fee and a minimum provision of $800. The Company files their return on a cash basis. At December 31, 2008, the Company recorded gross receipts fee of $ 11,790, and the minimum limited liability company income tax of $800.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $75,413 which was $58,228 in excess of its required net capital of $17,185; and the Company's ratio of aggregate indebtedness ($257,781) to net capital was 3.42 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $5,790 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 81,203
Adjustments:		
Members' equity	$ (297,173)	
Non-allowable assets	291,383	
Total adjustments		(5,790)
Net capital per audited statements		$ 75,413

Gold Bridge Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Members' capital		$ 5,288,286
Less: Non-allowable assets		
Accounts receivable, in excess of payable	$ (5,012,637)	
Property and equipment, net	(43,715)	
Prepaid expenses	(66,980)	
Deposits	(87,237)	
Total adjustments		(5,210,569)
Net capital before haircuts and undue concentration		77,717
Less: Haircuts and undue concentration		
Haircuts on mutual funds	(2,304)	
Total haircuts and undue concentration		(2,304)
Net capital		$ 75,413
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔percent of net aggregate indebtedness	$ 17,185	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		17,185
Excess net capital		$ 58,228
Ratio of aggregate indebtedness to net capital	3.42: 1	

There was a $5,790 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 8.

See independent auditor's report.

Gold Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Gold Bridge Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Gold Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Gold Bridge Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Gold Bridge Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors and Member of
Gold Bridge Capital, LLC:

In planning and performing our audit of the financial statements of Gold Bridge Capital, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedu res referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 24, 2009

Gold Bridge Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008